ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held June 24, 2011, the Board of Trustees for the Registrant voted to approve the Plan of Liquidation and Termination for the JHF II Retirement Distribution Portfolio and the JHF II Retirement Rising Distribution Portfolio (the Funds).

No orders were accepted from new investors to purchase shares of the Funds after July 8, 2011, and no orders were accepted from existing shareholders to purchase additional shares after August 5, 2011.

The Funds liquidated as of close of business on August 19, 2011.